

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2013

Via E-mail
Mr. Van Z. Krikorian
Chief Executive Officer
Global Gold Corporation
555 Theodore Fremd Avenue
Rye NY 10580

> **Re: Global Gold Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed April 16, 2013**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 30, 2013**
> **Form 10-Q for the Quarter Ended March 31, 2013**
> **Filed May 20, 2013**
> **Response Dated July 8, 2013**
> **File No. 002-69494**

Dear Mr. Krikorian:

We have reviewed your filings and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing any information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Toukhmanuk page 9

1.   We note your response to comment one from our letter dated June 10, 2013. Please provide a draft of your proposed disclosure. Based on your response we may have additional comment.

2.   We note your response to comment two from our letter dated June 10, 2013 and we reissue the comment. Please provide the requested disclosure for all properties in all countries in which you operate. In your response discuss the different types of permits and the process to obtain such permits in each of the countries you operate.

3.   We note your response to comment three from our letter dated June 10, 2013. Please provide a draft of your proposed disclosure.

Management's Discussion and Analysis, page 34

Liquidity and Capital Resources, page 36

4.   We note your response to prior comment four about your discussion of your liquidity and capital resources. Please address the following:

   a.   we note that most of the items in this section do not have any degree of certainty or assurance as to the realization of these amounts

   b.   we note you have a reasonable degree of certainty on realizing the $3 million from GGCRL. However, these amounts are eliminated in consolidation.

   As such, this items do not provide any liquidity and these disclosures do not appear to promote the understanding of your sources of cash. Please revise to eliminate unnecessary information overload for investors or explain why including these disclosures is necessary. Please provide us with draft disclosures that you plan to include in future filings. We refer you to SEC Release 33-8350.

Financial Statements

Note 7. Convertible Note Payable, page F-20

5.   We note your response to comment 7 from our letter dated June 10, 2013 and understand that you will include the amounts and dates when your convertible notes are scheduled to mature in future filings. Please specify these amounts and maturity dates in your next response.

Def 14A filed April 30, 2013

Ownership of Securities

Beneficial Ownership Table, page 15

6.   We note your response to prior comment eight from our letter dated June 10, 2013 and reissue. Please confirm that in future filings you will provide the information required by

Item 403(a) of Regulation S-K with respect to Mr. Hague's beneficial ownership, as defined in Rule 13d-3 of the Securities and Exchange Act of 1934. In this respect it remains unclear why the shares owned by Firebird Management, LLC are not attributed to him in the table, notwithstanding his disclaimer of beneficial ownership. Please provide us with proposed draft disclosure for inclusion in future filings or explain to us why Mr. Hague is not a beneficial owner of the shares owned by Firebird.

Certain Relationships and Related Transactions, page 17

7.   We note your response to prior comment nine from our letter dated June 10, 2013 and reissue. Please provide us with draft Item 404(a) disclosure regarding your unpaid wages and interest payable on an individual basis based on your most recently completed fiscal year, and confirm that you will disclose similar information in future filings, as applicable.

Form 10-Q for the Quarter Ended March 31, 2013

Management's Discussion and Analysis or Plan of Operation, page 30

Results of Operations

8.   We note you had no mine exploration costs in the current period due to "decreased activity at the Toukhmanuk property" and that, in your Form 10-K, you attribute the decline in sales to funding delays and the need for a new tailings dam. In future filings please clarify the status of this property. Please provide us with proposed draft disclosure for inclusion in future filings.

Liquidity and Capital Resources, page 30

9.   We note your statement that "the Company's total assets were $2,963,526, of which $7,709 consisted of cash or cash equivalents." In future filings please indicate the amount of the company's working capital as of the interim period. Please provide us with proposed draft disclosure for inclusion in future filings.

Item 3 Quantitative and Qualitative Disclosure About Market Risk, page 32

10.   We note your disclosure on page nine that you recorded $452,463 in ore inventory at both December 31, 2012 and March 31, 2013 and that such amounts are stated at the lower of cost or market. Given recent fluctuations in gold prices, and your lack of recent gold processing activities, please disclose the material assumptions used to estimate the value of the ore included in your inventory at December 31, 2012, March 31, 2013 and in all future filings. Please provide us with proposed draft disclosure, based on your March 31, 2013 balances.

You may contact Craig Arakawa at (202) 551-3650, or Nasreen Mohammed at (202) 551-3773, if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments. Please contact Jay Williamson at (202) 551-3393, David Link at (202) 551-3356 or me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director